Exhibit 99.1

InterCure Ltd. Announces Proposed Voluntary Delisting from the Toronto Stock Exchange and shall continue to be listed on the NASDAQ and TASE

NEW YORK, TORONTO, and HERZLIYA, Israel — July 10, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”), announced today that its board of directors (“Board”) has approved the voluntarily delisting of the Company’s common shares (“Shares”) from the Toronto Stock Exchange (the “TSX”) (the “Delisting”).

The Company has decided to delist from the TSX after concluding that maintaining the listing does not offer substantial benefits to the Company and its shareholders. The Shares are currently listed on the NASDAQ and the Tel Aviv Stock Exchange, in addition to them being listed on the TSX. After a careful review of the trading volume data relating to the Shares, the Board has concluded that the trading volume on the TSX in insufficient to justify the continued listing.

The Issuer will, however, remain a “reporting issuer” under applicable Canadian securities laws and continue to provide regular comprehensive disclosure pursuant to National Instrument 71-102 – Continues Disclosure and Other Exemptions Relating to Foreign Issuers as a “SEC Foreign Issuer”.

Most brokers in Canada, including discount and online brokers, have the ability to buy and sell securities listed on the NASDAQ. Therefore, the Company’s NASDAQ listing will continue to provide shareholders with the same accessibility to trade the Company’s common shares. The value of the Company’s common shares is not related to or dependent on the TSX listing. Shareholders holding common shares in Canadian brokerage accounts should contact their brokers to confirm how to trade the Company’s shares on the NASDAQ.

The Company has applied to the TSX to delist the Shares from the TSX at the end of the trading session on August 14, 2023. The Delisting is subject to the approval of the TSX. As per Section 720 of the TSX Company Manual, shareholder approval is not required as an acceptable alternate market exists for the listed securities. In connection with the Delisting, in accordance with Israeli securities laws, the Company will seek the approval of its shareholders, at a special meeting of shareholders called on August 14, 2023, to rely on the dual listing of the Shares on the Nasdaq Global Market and on Tel Aviv Stock Exchange for the purposes of compliance with Israeli securities laws, in accordance with Section 35FF of the Israeli Securities Law, 5728-1968.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the Delisting, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the failure to obtain the required approval of the TSX for the Delisting. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co